CGI Group Inc.
Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

 www.cgi.com

About CGI
Founded in 1976, CGI Group Inc. (“CGI”) is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,500 professionals in over 100 offices across 16 countries. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annualized revenue run rate is currently $3.8 billion (US$3.0 billion) and as at March 31, 2009, its order backlog was $12.0 billion (US$9.5 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Capital Stock and Options Outstanding (as at April 30, 2009)
275,120,302 Class A subordinate shares
33,608,159 Class B shares
30,768,024 Options to purchase Class A subordinate shares

Second quarter Fiscal 2009 Trading Summary
TSX	(CDN$)	NYSE	(US$)
Open:	9.38	Open:	7.80
High:	10.71	High:	8.69
Low:	8.64	Low:	6.65
Close:	10.18	Close:	8.00

Average Daily Trading Volumes:	1,290,752	Average Daily Trading Volumes:	249,127

Transfer Agent
Computershare Trust Company of Canada
(800) 564-6253

Investor Relations
Lorne Gorber
Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Table of Contents

BASIS OF PRESENTATION	3
FORWARD-LOOKING STATEMENTS	3
NON-GAAP MEASURES	3
CORPORATE OVERVIEW	4
CURRENT ECONOMIC CONDITIONS	5
COMPETITIVE ENVIRONMENT	5
VISION AND STRATEGY	5
QUARTERLY VARIANCES	5
SHARE REPURCHASE PROGRAM	5
OVERVIEW OF THE SECOND QUARTER	6
SELECTED QUARTERLY INFORMATION	6
Bookings and Book-to-Bill Ratio	7
Revenue Variation and Revenue by Segment	7
Revenue Distribution	9
OPERATING EXPENSES	9
ADJUSTED EBIT BY SEGMENT	11
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	12
NET EARNINGS	13
LIQUIDITY	13
CASH PROVIDED BY CONTINUING OPERATING ACTIVITIES	14
CASH USED IN CONTINUING INVESTING ACTIVITIES	14
CASH USED IN CONTINUING FINANCING ACTIVITIES	15
CONTRACTUAL OBLIGATIONS	15
CAPITAL RESOURCES	15
FINANCIAL INSTRUMENTS	16
SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES	17
OFF-BALANCE SHEET FINANCING AND GUARANTEES	17
CAPABILITY TO DELIVER RESULTS	18
RELATED PARTY TRANSACTIONS	18
JOINT VENTURE: SUPPLEMENTARY INFORMATION	19
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	19
CHANGES IN ACCOUNTING POLICIES	19
FUTURE ACCOUNTING CHANGES	22
RISKS AND UNCERTAINTIES	23
RISKS RELATED TO THE MARKET	23
RISKS RELATED TO OUR INDUSTRY	23
RISKS RELATED TO OUR BUSINESS	24
INTEGRITY OF DISCLOSURE	27
LEGAL PROCEEDINGS	28

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

May 6, 2009

Basis of Presentation
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) should be read in conjunction with the consolidated financial statements and the notes thereto for the three and six months ended March 31, 2009 and 2008, and with the fiscal 2008 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“US GAAP”). Our reconciliation of results reported in accordance with GAAP to US GAAP can be found in Note 13 of the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to significantly differ from our current expectations in the Risks and Uncertainties section.

Non-GAAP Measures
The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, non-GAAP financial measures are used:

1.	Earnings from continuing operations before interest on long-term debt, other income, interest and other expenses, income taxes, and non-controlling interest (“adjusted EBIT”);
2.	Days Sales Outstanding (“DSO”);
3.	Return on Invested Capital (“ROIC”);
4.	Net Debt to Capitalization;
5.	Backlog;
6.	Bookings/Book-to-Bill;

Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP. A reconciliation of adjusted EBIT to

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

its closest GAAP measure can be found on page 12. Definitions of bookings, backlog, DSO and net debt to capitalization are provided on page 6. A discussion of bookings and book-to-bill ratio can be found on page 7 and ROIC on page 17.

Corporate Overview
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business process services (“BPS”) to clients worldwide, utilizing a highly customized, cost efficient delivery model. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centers of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are generally broken down as:
•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.
•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.
•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and best-of-breed practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may transfer specialized professionals from our clients, enabling them to focus on mission critical operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing, as well as other services such as payroll and document management services. Outsourcing contracts typically have terms from five to ten years and are renewable.

CGI offers its end-to-end services to a focused set of industry verticals (“verticals” or “vertical markets”) where we have developed extensive expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include: a) financial services – includes banking, credit unions, wealth management and insurance as disciplines helping clients increase competitiveness by evolving complex environments and systems to support more integrated and client-focused operations; b) government and healthcare – assisting organizations in managing incremental change and undertaking large-scale, citizen-centric transformation; c) telecommunications and utilities – helping providers deliver new revenue streams while improving productivity and client service; d) retail and distribution – helping clients establish flexible and client centered operating models that build profitability and enhance loyalty; and e) manufacturing – transforming clients’ operations and supply chains for enhanced profitability and global competitiveness.

Our 100+ proprietary business solutions help shape opportunities and drive incremental value for our clients. Examples of these include ERP solutions, credit and debt collections, tax and spend management, claims auditing and fraud detection, and energy management.

Our operations are managed through three operating segments (“reporting segments” or “segments”), in addition to Corporate services, namely: Canada, United States of America and India (“U.S.”), and Europe and Asia Pacific (“Europe”). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

We take great pride in delivering services of the highest quality to our clients. To do so consistently, we have implemented and maintain a quality program under The International Organization for Standardization (“ISO”). We firmly believe that by designing and implementing rigorous service delivery quality standards, followed by continuous monitoring of conformity with those standards, we are best able to satisfy our clients’ needs. As a measure of the scope of our ISO program, approximately 98% of our revenue was generated by business units having successfully obtained certification.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Current Economic Conditions
Our operations are affected by macroeconomic conditions, including the uncertainty surrounding global credit markets. Our growth is driven primarily by our ability to compete for, and win contracts with both new and existing clients. CGI is committed to achieving this growth by delivering best-in-class solutions and high quality end-to-end services.

Outsourcing, or managed services activities continue to grow and provide new opportunities as it provides clients with a compelling value proposition and a lower cost base in addition to providing CGI with visibility and a long-term revenue stream. It is the Company’s belief that growth in managed services can be sustained.

Economic pressures faced by many clients have resulted in some systems integration and consulting projects being delayed or deferred into future quarters, thus impacting the volume of current projects. The company expects this impact to continue being offset by growth in outsourcing.

Competitive Environment
There have been no significant changes to the description or response outlined in our 2008 Annual Report.

Vision and Strategy
Our strategy is based on long-term fundamentals and has not changed since September 30, 2008. Please refer to our 2008 Annual Report or visit www.cgi.com for further details.

Quarterly Variances
Please refer to our 2008 Annual Report for the section outlining the factors causing quarterly variances, which may not be reflective of the company’s future performance.

Share Repurchase Program
On January 27, 2009, the Company’s Board of Directors authorized the renewal of the Normal Course Issuer Bid and the purchase of up to 10% of the public float of the Company’s Class A subordinate shares during the next year. The Company received approval from the TSX for its intention to make an Issuer Bid. The Issuer Bid enables CGI to purchase, on the open market, through the facilities of the TSX, up to 26,970,437 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the Issuer Bid commencing February 9, 2009 and ending on the earlier of February 8, 2010, or when the Company completes its maximum number of shares allowed to be purchased, or elects to terminate the Bid.

During the second quarter of 2009, the Company repurchased 267,400 of its Class A subordinate shares for $2.4 million at an average price including commissions of $8.98. The Company did not repurchase any shares in the first quarter.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Overview of the Second Quarter

Selected Quarterly Information

	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,
For the three months ended	2009	2008	2008	2008	2008	2007	2007	2007
Backlog[1] (in millions of dollars)	12,019	11,400	11,645	11,638	11,672	11,690	11,696	11,825
Bookings (in millions of dollars)	1,676	775	982	986	1,043	1,134	803	789
Revenue
Revenue (in '000 of dollars)	948,319	1,000,372	929,198	950,468	930,770	895,427	903,702	914,023
Year-over-year growth	1.9%	11.7%	2.8%	4.0%	-0.2%	1.3%	9.3%	8.2%
Year-over-year growth prior to
foreign currency impact	-5.6%	4.3%	2.6%	6.5%	5.4%	6.3%	11.6%	8.4%
Profitability
Adjusted EBIT[2] margin	11.3%	11.4%	11.3%	11.7%	11.6%	11.8%	11.1%	11.4%
Net earnings (in '000 of dollars)	77,517	79,582	73,494	77,897	68,785	72,588	65,577	64,433
Net earnings margin	8.2%	8.0%	7.9%	8.2%	7.4%	8.1%	7.3%	7.0%
Earnings from continuing operations
(in '000 of dollars)	76,294	79,497	75,169	81,675	69,109	71,944	65,045	63,967
Earnings from continuing operations margin	8.0%	8.0%	8.1%	8.6%	7.4%	8.0%	7.2%	7.0%
Basic EPS from continuing operations
(in dollars)	0.25	0.26	0.24	0.26	0.21	0.22	0.20	0.20
Diluted EPS from continuing operations
(in dollars)	0.25	0.26	0.24	0.25	0.21	0.22	0.19	0.19
Basic EPS (in dollars)	0.25	0.26	0.24	0.25	0.21	0.22	0.20	0.20
Diluted EPS (in dollars)	0.25	0.26	0.23	0.24	0.21	0.22	0.20	0.19
Balance Sheet (in '000 of dollars)
Total assets	3,941,731	3,989,129	3,683,973	3,659,337	3,560,627	3,638,745	3,475,808	3,629,111
Long-term financial liabilities[3]	345,904	436,860	326,916	378,920	391,076	475,637	516,470	567,998
Net debt[5]	105,417	259,450	332,199	368,747	361,947	330,999	384,312	421,382
Total long-term liabilities before
clients' funds obligations	582,946	676,911	547,041	590,313	606,264	685,274	737,991	819,573
Cash generation / Financial structure
Cash provided by continuing operating
activities (in '000 of dollars)	187,299	79,601	83,002	105,942	45,929	121,037	118,282	135,203
Days sales outstanding[4]	42	52	50	48	44	39	42	42
Net debt to capitalization ratio[5]	4.0%	9.6%	13.9%	15.6%	15.2%	14.3%	16.8%	17.7%

1:
Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change from time to time.

2:	Adjusted EBIT is a non-GAAP measure for which we provide a reconciliation to its closest GAAP measure on page 11.
3:
Long-term financial liabilities include the long-term portion of debt and capital leases, integration and restructuring costs, asset retirement obligations, deferred compensation and any forward contracts in a liability position.

4:	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the latest quarter’s revenue over 90 days.
5:
The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents (“net debt”) over the sum of shareholders’ equity and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Financial Review

Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 177% for the quarter. Book-to-bill is stated as a proportion of total bookings to revenue for the period. Of the $1.7 billion in new bookings signed during the quarter, 29% was from new client business, 47% came from new business with existing clients, while 24% came from extensions and renewals.

Our largest verticals for bookings were financial services and government and healthcare, making up approximately 50% and 39% of total bookings, respectively. From a geographical perspective, the U.S. made up 59% of total bookings, followed by Canada at 36% and Europe at 5%. We remain committed to pursue our aggressive business development strategy and target a book-to-bill ratio greater than 100%. Over the last twelve months, our book-to-bill ratio was 115%.

CGI measures bookings as a key indicator of our future revenue. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from quarter to quarter.

Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the 2009 and 2008 periods. The 2008 revenue by segment is recorded reflecting the actual foreign exchange rates for the period.

	Three months ended			Six months ended
	March 31,	March 31,		March 31,	March 31,
(in '000 of dollars except for percentage)	2009	2008	Change	2009	2008	Change

Revenue	948,319	930,770	1.9%	1,948,691	1,826,197	6.7%
Variation prior to foreign currency impact	-5.6%	5.4%		-0.8%	6.0%
Foreign currency impact	7.5%	-5.6%		7.5%	-5.5%
Variation over previous period	1.9%	-0.2%		6.7%	0.5%

Canada revenue prior to foreign
currency impact	525,853	593,689	-11.4%	1,106,989	1,177,365	-6.0%
Foreign currency impact	3,601	-		6,721	-
Canada revenue	529,454	593,689	-10.8%	1,113,710	1,177,365	-5.4%

U.S. revenue prior to foreign
currency impact	277,951	264,767	5.0%	559,744	511,760	9.4%
Foreign currency impact	65,688	-		125,592	-
U.S. revenue	343,639	264,767	29.8%	685,336	511,760	33.9%

Europe revenue prior to foreign
currency impact	75,043	72,314	3.8%	145,947	137,072	6.5%
Foreign currency impact	183	-		3,698	-
Europe revenue	75,226	72,314	4.0%	149,645	137,072	9.2%
Revenue	948,319	930,770	1.9%	1,948,691	1,826,197	6.7%

The global economic downturn has caused a number of our clients to adopt a cautious approach conserving cash and revisiting investment decisions with a focus on addressing near term profitability and cash flow pressures. We have seen them shift their buying behaviour from investing in systems integration and consulting projects to investing in long-term outsourcing or managed services arrangements. This shift has resulted in our systems integration and consulting revenue being impacted as some clients have suspended or stretched out their in-flight projects, deferred the kick-off of their new projects or re-evaluated their capital and operating budgets; all focused on providing an immediate relief to their margin challenges. These reactions, depending on the geography or vertical markets, have resulted in a reduction in our short-term project oriented revenues offset by a significant increase in our bookings of long-term outsourcing or managed

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

services contracts. The revenue streams for these long-term contracts will only start to be realized once the work has been transitioned to us which would normally follow three to six months after the execution of the contract.

During this period we also continued to review the quality of our revenue streams with our focus being on profitable revenue growth. As we have in the past, we have taken the opportunity to decline renewing low performing contracts that did not meet our profitability thresholds.

For the second quarter of fiscal 2009, revenue was $948.3 million, an increase of $17.5 million or 1.9% over the second quarter of fiscal 2008. On a constant currency basis, revenue decreased by 5.6% compared to the same quarter last year. The favourable impact of foreign currency exchange rate fluctuations amounted to $69.5 million or 7.5%, mainly due to the strengthening of the U.S. dollar. On a constant currency basis, decreases occurred in our telecommunications and utilities vertical and our manufacturing vertical, partially offset by growth in the government and healthcare vertical.

For the six months ended March 31, 2009, revenue was $1,948.7 million, an increase of $122.5 million or 6.7% over the same period a year ago. This increase was due to the favourable impact of foreign currency exchange rate fluctuations in the amount of $136.0 million, primarily driven by the strengthening of the U.S. dollar, as mentioned above. On a constant currency basis, our revenue decreased by 0.8%, due to decreases in the telecommunications and utilities and manufacturing verticals, partially offset by growth in the government and healthcare vertical.

Canada
For the three months ended March 31, 2009, revenue from our Canadian operating segment was $529.5 million, representing a decrease of $64.2 million or 10.8% over the same quarter last year. Of this decrease approximately $22.0 million related to the non-renewal of a low margin contract, while approximately $6.0 million related to a client’s decision to terminate a major transformation project that would not generate near-term margin and cash flow benefits. Furthermore, while the new fiscal year of our clients normally brings about the start-up of a number of new systems integration and development projects, we have seen certain clients deferring the kick-off of these projects as they evaluate their options and priorities in these uncertain times. However, as we have noted above, our clients, existing as well as prospective, have engaged with us on long-term outsourcing and managed services contracts where they see tangible near-term margin and cash flow benefits. Revenue from these contracts will be realized in future periods as we transition the work.

For the six months ended March 31, 2009, revenue from our Canadian operating segment was $1,113.7 million, down $63.7 million or 5.4% when compared to the same six-month period one year ago. The decrease in revenue is primarily attributable to the reaction of our clients in the latest quarter to these challenging economic conditions as well as the non-renewal of the specific low performing contract noted above.

U.S.
For the quarter ended March 31, 2009, our U.S revenue was $343.6 million, an increase of $78.9 million or 29.8% when compared to the same quarter of last year. The favourable impact of foreign currency exchange rate fluctuations accounted for $65.7 million. On a constant currency basis, growth over last year was 5.0%. The value proposition of our suite of solutions has been well received by our clients across our targeted vertical markets with particular interest to those in financial services and government. While some clients have deferred the start-up of new projects or have re-prioritized their IT investments, the backlog of recently signed long-term outsourcing contracts and strategic solution projects that are now coming on stream have offset the impact of the revenue reductions associated with the deferrals and delays.

For the six months ended March 31, 2009, the U.S. revenue grew $173.6 million or 33.9% over the same period last year reaching $685.3 million. The favourable foreign currency exchange rate impact accounted for $125.6 million of the total growth. On a constant currency basis, we grew 9.4% mainly due to the contract wins and additional project work related to our financial services and government and healthcare solutions.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Europe
For the three months ended March 31, 2009, revenue from our Europe operating segment was $75.2 million, an increase of $2.9 million or 4.0% compared to the same quarter last year. The impacts of the economic crisis are causing our European clients to react similarly to those in North America. Discretionary projects are being deferred or cancelled with the clients investing in initiatives that will drive short-term margin and cash flow benefits. The revenue reductions experienced as a result of these deferrals have been offset by the start-up of a long-term outsourcing contract with a new financial services client as well as expanded project work with some existing clients. This growth was offset partially by client initiated slow-downs of certain contracts in Australia.

For the six months ended March 31, 2009, our Europe revenue increased by $12.6 million or 9.2% over the comparable period last year. The growth is driven primarily by the same factors identified above and to a lesser extent, by the favourable impact of foreign currency exchange rate fluctuations for $3.7 million.

Revenue Distribution
The following charts provide additional information regarding our revenue mix:

Contract Types	Geographic Markets *	Vertical Markets
A.Management of IT and business functions (outsourcing) i)IT services 46% ii)BPS 10% B.Systems integration and consulting 44%	A.Canada 54% B.U.S. 38% C.Europe 8%	A.Government and healthcare 36% B.Financial services 32% C.Telecommunications and utilities 14% D.Retail and distribution 12% E.Manufacturing 6%
* Based on the client’s domicile

Operating Expenses

	Three months ended				Six months ended
	March 31,	% of	March 31,	% of	March 31,	% of	March 31,	% of
(in '000 of dollars except for percentage)	2009	Revenue	2008	Revenue	2009	Revenue	2008	Revenue
Costs of services, selling and
administrative	795,886	83.9%	780,479	83.9%	1,632,963	83.8%	1,531,074	83.8%

Foreign exchange (gain) or loss	(1,271)	-0.1%	899	0.1%	2,513	0.1%	479	0.0%

Capital assets	16,568	1.7%	10,178	1.1%	30,385	1.6%	19,618	1.1%
Contract costs related to
transition costs	5,239	0.6%	4,753	0.5%	10,151	0.5%	9,663	0.5%
Other intangible assets	24,866	2.6%	26,078	2.8%	51,620	2.6%	51,489	2.8%
Total amortization	46,673	4.9%	41,009	4.4%	92,156	4.7%	80,770	4.4%

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Costs of Services, Selling and Administrative
When compared to the second quarter of fiscal 2008, costs of services, selling and administrative expenses as a percentage of revenue remained constant at 83.9%. During the quarter, an improvement in our gross margin driven by past restructuring and productivity initiatives was offset by a combination of an increase in our selling and administrative costs as well as additional expenses related to adjustments made to our cost structure. Our selling and administration expenses increased by approximately $9.0 million from last year partially driven by the sales activities related to the increased level of bookings closed in the quarter. As well, we incurred approximately $3.0 million of charges related to addressing some over capacity in real estate as well as some layoffs related to the project start-up delays.  In addition our costs of services are primarily driven by compensation which can vary from period to period due to salary adjustments, timing of fringe benefits, and any severances issued in the period. We remain focused on proactively managing our cost base to ensure proper alignment with our revenues. Year-over-year, the fluctuation of the foreign currency exchange rates have resulted in our costs of services, selling and administrative expenses to increase by $64.8 million. This impact has been offset by the $69.5 million of related exchange rate benefits noted above in our revenue.

For the six-month period ended March 31, 2009, the ratio of cost of services, selling and administrative expenses to revenue is constant at 83.8% between both years. This exhibits CGI’s commitment to cost containment in today’s challenging environment.

Foreign Exchange (Gain) Loss
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments.

Amortization
For the three and six months ended March 31, 2009, the increase in amortization expense for capital assets over the comparable periods of 2008 is mainly due to additions of computer equipment made over the last year to support our revenue growth and to improve our data center infrastructure. In addition, the investments made in our data centers and U.S. offices to support our growth over the last year have contributed to an increase in amortization expense associated with leasehold improvements.

The quarterly and year-to-date contract cost amortization is comparable to the prior year, reflecting the full year impact of transition cost amortization associated with new clients.

The decrease in the amortization expense of other intangible assets for the three months ended March 31, 2009, over the same period of the prior year is mainly due to lower amortization associated with software licenses and business solutions, partially offset by increases in the amortization for U.S. client relationships due to foreign currency translation. For the six-month period, amortization expense is comparable to the prior year.

For the three and six-month periods, foreign currency fluctuations unfavourably impacted total amortization by $3.3 million and $6.5 million respectively.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Adjusted EBIT by Segment

	Three months ended			Six months ended
	March 31,	March 31,		March 31,	March 31,
(in '000 of dollars except for percentage)	2009	2008	Change	2009	2008	Change

Canada	67,359	86,915	-22.5%	144,198	176,250	-18.2%
As a percentage of Canada revenue	12.7%	14.6%		12.9%	15.0%

U.S.	43,402	28,745	51.0%	92,189	52,962	74.1%
As a percentage of U.S. revenue	12.6%	10.9%		13.5%	10.3%

Europe	6,144	7,397	-16.9%	10,442	11,812	-11.6%
As a percentage of Europe revenue	8.2%	10.2%		7.0%	8.6%

Corporate	(9,874)	(14,674)	-32.7%	(25,770)	(27,150)	-5.1%
As a percentage of revenue	-1.0%	-1.6%		-1.3%	-1.5%

Adjusted EBIT	107,031	108,383	-1.2%	221,059	213,874	3.4%
Adjusted EBIT margin	11.3%	11.6%		11.3%	11.7%

Canada
For the three months ended March 31, 2009, adjusted EBIT was $67.4 million, a decrease of $19.6 million or 22.5% when compared with the second quarter of 2008. As a percentage of revenue, our margin decreased from 14.6% to 12.7%. The year-over-year decrease is primarily driven by the impact of our clients’ decision to defer or delay certain projects as well as the impact of the time it takes to bring the newly signed outsourcing contracts on-stream. The decision our clients to defer the start-up of projects not only caused a reduction in our revenue but resulted in us incurring labour costs that didn’t get recovered as our members were unassigned. While we have taken some actions related to severances and temporary lay-offs, these initiatives only partially offset the margin impact as we continue to run with higher than normal levels of availability as we retain staff that will be needed for planned client engagements. Meanwhile we also continued to refine our cost structure by addressing some excess real estate for an amount of $2.0 million.

On a year-to-date basis, adjusted EBIT was $144.2 million, a decrease of $32.1 million or 18.2%. As a percentage of revenue, the margin decreased from 15.0% in 2008 to 12.9% in 2009. This decrease was the result of the same factors mentioned above, combined with a higher level of severances in the first quarter of 2009. The severances were related to actions taken to maintain a competitive cost structure which will allow us to be more adaptable in the current economic environment.

U.S.
Adjusted EBIT for our U.S. operating segment for the second quarter of fiscal 2009 was $43.4 million, an increase of $14.7 million or 51.0% when compared to the second quarter of 2008. As a percentage of revenue, our margin improved from 10.9% to 12.6%. This margin increase was driven by the revenue growth, as previously mentioned, and by improved productivity and profitability initiatives that leveraged our global delivery model while minimizing non-billable time. In addition, on a constant currency basis, adjusted EBIT increased $9.6 million or 33.5%.

For the six-month period ended March 31, 2009, U.S. adjusted EBIT increased by $39.2 million or 74.1% compared to the same period in the prior year. This increase was primarily driven by new contracts in the government and healthcare vertical and improved productivity as mentioned above. On a constant currency basis, adjusted EBIT increased $27.6 million or 52.1%.

Europe
Adjusted EBIT for our European operating segment was $6.1 million for the three months ended March 31, 2009, down $1.3 million or 16.9% compared to the second quarter of fiscal 2008. As a percentage of revenue, our margin decreased from 10.2% to 8.2%. The reduction is primarily due to the impact of client-initiated slow-downs of certain contracts in Australia. We remain committed to continually improve our margins.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

For the six months ended March 31, 2009, adjusted EBIT decreased by $1.4 million or 11.6% over the same period last year to $10.4 million due to the same reason explained above.

Corporate
In the second quarter of fiscal 2009, corporate expenses represented 1.0% of revenue, down from 1.6% in the same quarter of fiscal 2008. Included in corporate expenses are the impacts of realized and unrealized foreign exchange gains and losses. Without the foreign exchange impacts, corporate expenses would have been $11.1 million or 1.2% of revenue and $13.8 million or 1.5% of revenue for the second quarter of 2009 and 2008 respectively.

On a year-to-date basis, corporate expenses before foreign exchange impacts improved from 1.5% to 1.2% of revenue. The improvement is the result of our continued efforts to proactively manage our overhead to align to our revenues.

As a result of our decentralized and highly accountable business model, we continue to evaluate services that are centrally provided and if necessary, will rationalize and integrate them within our operating segments.

Earnings from Continuing Operations before Income Taxes and Non-Controlling Interest
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings from continuing operations before income taxes and non-controlling interest, which is reported in accordance with Canadian GAAP.

	Three months ended				Six months ended
	March 31,	% of	March 31,	% of	March 31,	% of	March 31,	% of
(in '000 of dollars except for percentage)	2009	Revenue	2008	Revenue	2009	Revenue	2008	Revenue

Adjusted EBIT	107,031	11.3%	108,383	11.6%	221,059	11.3%	213,874	11.7%
Interest on long-term debt	5,258	0.6%	7,166	0.8%	11,960	0.6%	14,493	0.8%
Other income	(777)	-0.1%	(950)	-0.1%	(1,547)	-0.1%	(2,585)	-0.1%
Interest and other expenses	852	0.1%	1,106	0.1%	3,357	0.2%	1,431	0.1%
Earnings from continuing operations
before income taxes and non-controlling interest	101,698	10.7%	101,061	10.9%	207,289	10.6%	200,535	11.0%

Interest on Long-Term Debt
The year-over-year decrease in interest expense for the three and six-month periods is mainly due to the favourable variation in interest rates on our credit facilities, and to a lesser extent from debt repayments made over the last twelve months.

Other Income
Other income includes interest and other investment income earned on cash balances held during the year, in excess of interest expenses.

Interest and Other Expenses
For the six months ended March 31, 2009, interest and other expenses includes the unfavourable change of approximately $2.0 million in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. The change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our earnings before income taxes.

Income Taxes
Income tax expense was $25.3 million for the three months ended March 31, 2009, compared to $31.8 million in the same period a year ago, representing a $6.5 million decrease. Our effective income tax rate also decreased from 31.5% in the second quarter of 2008 to 24.8% in the second quarter of fiscal 2009. During the quarter, the Company had a non-recurring impact of $7.3 million mainly pertaining to a favourable settlement related to prior years’ foreign activities. Without this one-time benefit, our income tax rate would have been 32.0%.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

For the six months ended March 31, 2009, income tax expense was $51.0 million, a decrease of $8.1 million compared to $59.1 million a year ago, while our effective income tax rate also decreased from 29.5% to 24.6%. The decrease in both the income tax expense and the effective tax rate was the result of the cumulative non-recurring benefit of $15.9 million in the first six months of fiscal 2009 compared to $6.3 million for 2008.

We continue to expect our effective tax rate before any significant settlements to be in the range of 31-33% in subsequent periods.

Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of Conseillers en informatique d’affaires (“CIA”) held by minority shareholders and is currently at 34.2% compared to 35.3% in the second quarter of 2008.

Net Earnings
The following table sets out the information supporting the earnings per share calculation:

	Three months ended			Six months ended
	March 31,	March 31,		March 31,	March 31,
(in '000 of dollars unless otherwise indicated)	2009	2008	Change	2009	2008	Change
Earnings from continuing operations	76,294	69,109	10.4%	155,791	141,053	10.4%
Margin	8.0%	7.4%		8.0%	7.7%
Earnings from discontinued operations,
net of income taxes	1,223	(324)	-477.5%	1,308	320	308.8%
Net earnings	77,517	68,785	12.7%	157,099	141,373	11.1%
Margin	8.2%	7.4%		8.1%	7.7%
Weighted average number of Class A
subordinate shares and Class B shares (basic)	308,499,935	321,834,677	-4.1%	308,385,803	322,886,447	-4.5%
Weighted average number of Class A
subordinate shares and Class B shares (diluted)	311,411,994	326,942,285	-4.8%	311,129,594	328,368,726	-5.2%
Basic earnings per share from continuing
operations (in dollars)	0.25	0.21	19.0%	0.51	0.44	15.9%
Diluted earnings per share from continuing
operations (in dollars)	0.25	0.21	19.0%	0.50	0.43	16.3%
Basic earnings per share (in dollars)	0.25	0.21	19.0%	0.51	0.44	15.9%
Diluted earnings per share (in dollars)	0.25	0.21	19.0%	0.50	0.43	16.3%

For the three months ended March 31, 2009, earnings from continuing operations increased by $7.2 million or 10.4%, mainly as a result of increased profitability in our U.S. operating segment, the one-time tax benefit of $7.3 million described above as well as lower corporate expenses, offset by decreased profitability in our Canadian segment. Excluding the one-time favourable impact on income taxes of $7.3 million this quarter, our margin would have been 7.3% compared to 7.4% for the same quarter of the prior year.

For the six months ended March 31, 2009, earnings from continuing operations increased by $14.7 million or 10.4%. The growth was primarily driven by strong profitability in our U.S. operating segment, the cumulative impact of non-recurring income tax benefits, partly offset by decreased profitability in our Canadian operating segment. Excluding the $15.9 million non-recurring tax benefits for this six-month period, our margin would have been at 7.2%. This is compared to the 7.4% for the six-month period ended March 31, 2008, excluding the $6.3 million one-time tax benefit.

CGI’s basic and diluted weighted average number of shares for the second quarter of fiscal 2009 was down versus the same period of the prior year due to the repurchase of shares on the open market as part of the Normal Course Issuer Bid, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options.

Liquidity
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

As at March 31, 2009, cash and cash equivalents were $186.4 million. The following table illustrates the main activities for the three months ended March 31, 2009 and 2008.

	Three months ended			Six months ended
	March 31,	March 31,		March 31,	March 31,
(in '000 of dollars)	2009	2008	Change	2009	2008	Change

Cash provided by continuing operating activities	187,299	45,929	141,370	266,900	166,966	99,934
Cash used in continuing investing activities	(28,078)	(31,403)	3,325	(53,940)	(62,244)	8,304
Cash used in continuing financing activities	(194,508)	(46,110)	(148,398)	(103,062)	(114,813)	11,751
Effect of foreign exchange rate changes on
cash and cash equivalents from continuing operations	5,699	7,814	(2,115)	26,234	5,328	20,906
Net (decrease) increase in cash and cash
equivalents from continuing operations	(29,588)	(23,770)	(5,818)	136,132	(4,763)	140,895

Cash Provided by Continuing Operating Activities
Cash provided by continuing operating activities was $187.3 million or 19.8% of revenue for the second quarter of fiscal 2009. This is compared with $45.9 million or 4.9% of revenue in the same quarter a year ago. The year-over-year increase of $141.4 million resulted mainly from the net change in working capital items, primarily driven by improved collections of client receivables, the timing of client pre-payments, accrued compensation, partly offset by the timing of vendor payments.

For the six-month period ended March 31, 2009, cash provided from operating activities increased by $99.9 million to $266.9 million which represents 13.7% of revenue compared to $167.0 million or 9.1% for the same period last year. The increase relates mainly to the net change in non-cash working capital items as described above, and the payment of prior year income tax assessments made in 2008.

Cash Used in Continuing Investing Activities
During the second quarter of fiscal 2009, a total of $28.1 million was invested, a decrease of $3.3 million compared with the $31.4 million invested last year. The investments made during the quarter were primarily a result of the acquisition of capital assets, the development of business solutions, and additions to software licenses and contract costs.

The $16.1 million invested in capital assets was $1.6 million higher than the prior year’s quarter. During the quarter, we invested approximately $10.8 million for computers and other equipment with the majority pertaining to assets supporting our growth and infrastructure upgrades to our data centers. This compares to the $8.6 million invested for the same quarter last year.

The investments in intangible assets were $15.3 million, a decrease of $2.6 million when compared to the $17.9 million invested in the second quarter of fiscal 2008. This decrease was primarily due to the increase in utilization of our global delivery centers for work related to our solutions, which allowed us to reduce costs and maintain the quality of our investments.

On February 20, 2009, the Company disposed of its actuarial services business for a net consideration of $3.3 million. The business was previously included in the Canadian segment.

On a year-to-date basis, a total of $53.9 million was invested, which is $8.3 million lower than the investment made in the comparable period of 2008. The investments in intangible assets were $27.0 million, representing a decrease of $7.1 million, mainly attributable to lower investments in business solutions and software licenses. The Company’s receipt of $5.0 million of proceeds from the disposal of assets of discontinued operations further reduced the amount of cash used in investing activities. This overall decrease is offset slightly by a higher investment in capital assets in the amount of $2.3 million, primarily related to the acquisition of computer equipment.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Cash Used in Continuing Financing Activities
For the quarter ended March 31, 2009, continuing financing activities consumed $194.5 million, an increase of $148.4 million over the same quarter last year. During the quarter, we made repayments totalling $213.9 million on both our credit facilities as well as toward our outstanding Senior U.S. unsecured notes. We realized a positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges associated with the payment of the first tranche of our Senior U.S. unsecured notes. In addition, the CGI shares repurchased under the Normal Course Issuer Bid amounted to $2.4 million, offset by the proceeds received from the exercise of stock options for $3.5 million.

For the same quarter of 2008, financing activities consumed $46.1 million, which was primarily due to the repurchase of our shares on the open market in the amount of $64.9 million. We drew a net amount of $15.1 million against our credit facilities, while the issuance of shares upon the exercise of stock options generated $5.9 million in proceeds.

For the first six months of fiscal 2009, $103.1 million was consumed by financing activities which consists mostly of net repayments of both credit facilities and long-term debt for $121.9 million. This was partially offset by the positive cash impact of $18.3 million resulting from the settlement of our cash flow hedges noted above. The Company also repurchased shares for $4.2 million which was completely offset by the exercise of stock options for $4.8 million.

For the six-month period ended March 31, 2008, $114.8 million was consumed by financing activities consisting of $43.7 million used to pay down credit facilities and long-term debt, $83.4 million disbursed for repurchasing shares, less $12.3 million received from the exercise of stock options.

Contractual Obligations

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computers and other equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2008, as discussed in the 2008 Annual Report.

In addition, following changes to the shareholders’ agreement of CIA which occurred in the third quarter of fiscal 2007, CGI committed to purchase the remaining 39.3% of shares of CIA by October 1, 2011. As of March 31, 2009, 34.2% of the shares of CIA remain to be purchased. If CGI had purchased the remainder of CIA’s outstanding shares on March 31, 2009, the consideration would be approximately $10.6 million.

Capital Resources

	Total commitment	Available at March 31, 2009	Outstanding at March 31, 2009
(in '000 of dollars)	$	$	$
Cash and cash equivalents	—	186,427	—
Unsecured committed revolving facilities [1]	1,500,000	1,337,339	162,661 [2]
Lines of credit and other facilities [1]	25,000	25,000	—
Total	1,525,000	1,548,766	162,661 [2]
1: Excluding any existing credit facility under non-majority owned entities.
2: Consists of drawn portion of $146.1 million and Letters of Credit for $16.6 million.

Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2009, cash and cash equivalents were $186.4 million and the amount available under our credit facilities was $1,362.3 million. The Company had $1,337.3 million available under its credit facility and $25.0 million available under another demand line of credit. The facility also includes an accordion feature providing that at any time during the revolving period, we may request to increase the facility by $250 million. The increase is only subject to obtaining additional commitment from the bank group or from other participants. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At March 31, 2009, CGI was in compliance with these covenants.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Cash equivalents typically include commercial papers, notes, money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks.

The Company also has our proportionate share of a revolving demand credit facility related to Innovapost, the joint venture, for an amount of $5.0 million bearing interest at the Canadian prime rate. As at March 31, 2009, no amount was drawn on this facility.

Total long-term debt decreased by $199.0 million to $315.4 million at March 31, 2009, compared with $514.4 million at December 31, 2008. The variation resulted primarily from the reimbursement of $107.1 million of our credit facilities and the repayment of the first tranche of our Senior U.S. unsecured notes for $103.6 million.

Financial Instruments

The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for speculative trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss. During the three months ended March 31, 2009, the Company entered into new financial instruments.

Effective January 15, 2009 and March 18, 2009, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue for a period of 36 months and 23 months, respectively.

Additionally, effective March 18, 2009, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue for a period of 60 months.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three and six months ended March 31, 2009, there was no ineffectiveness recorded in the consolidated statement of earnings.

The Company has the following outstanding hedges:

Hedges on net investments in self-sustaining foreign subsidiaries

•	$US100.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries
•	€12.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Cash flow hedges on the future revenue

•	$US221.8 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar
•	$US80.5 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee

Cash flow hedges on the Senior U.S. unsecured notes

•	$US107.0 million foreign currency forward contracts ($US192.0 million as of September 30, 2008)

Selected Measures of Liquidity and Capital Resources

	As at	As at
	March 31,	March 31,
	2009	2008
Net debt to capitalization ratio	4.0%	15.2%
Days sales outstanding (in days)	42	44
Return on invested capital [1]	14.1%	12.8%

1:
The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity and debt less cash and cash equivalents, net of the impact of the fair value of forward contracts.

The net debt to capitalization ratio was 4.0%, significantly reduced from the 15.2% reported one year ago. The decrease resulted mainly from our improved cash position and lower long-term debt balance, as we continue to repay our long-term debt. In addition, the improvement of this ratio was partly due to the increase in our equity, which resulted primarily from the accumulation of our net earnings and the effect of the stronger U.S. dollar predominantly on the translation of our self-sustaining operations.

DSO decreased by two days to 42 days when compared with last year, mainly due to the timing of client milestone billings and pre-payments from our large outsourcing clients. Improving our cash generating ability is a priority and we remain committed to managing our DSO to our target of 45 days. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress. Payments from clients in advance of work being performed may fluctuate from year to year depending on the timing of payments received from outsourcing clients.

Return on invested capital was 14.1% up from 12.8% last year. The increase was primarily due to tax benefits experienced over the last twelve months and our continued profitable growth.

Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.

In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totalling approximately $44.7 million, many do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2009. The Company

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

does not expect to incur any potential payment in connection with these guarantees which would have a materially adverse effect on its consolidated financial statements.

We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at March 31, 2009, we had committed for a total of $148.6 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

Capability to Deliver Results
We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations as well as to support our operations and to finance our growth strategies. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth. These non-capital resources include a strong management team with a very low historical turnover rate, sophisticated management frameworks for a consistent high standard of client service and ongoing managerial training, as well as internal systems and quality processes that help us integrate and retain new members as part of outsourcing contract wins or acquisitions.

Related Party Transactions
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

	Three months ended		Six months ended
	March 31,	March 31,	March 31,	March 31,
(in '000 of dollars)	2009	2008	2009	2008

Revenue	28,030	32,886	60,446	61,291
Accounts receivable	9,052	10,182	9,052	10,182
Work in progress	2,794	5,723	2,794	5,723
Contract costs	9,963	12,483	9,963	12,483
Deferred revenue	2,035	2,124	2,035	2,124

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Joint Venture: Supplementary Information
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

	Three months ended		Six months ended
	March 31,	March 31,	March 31,	March 31,
(in '000 of dollars)	2009	2008	2009	2008
Revenue	21,336	21,590	52,936	41,000
Net Earnings	2,279	3,250	6,351	5,671
Current assets	40,739	34,534	40,739	34,534
Non-current assets	3,207	3,828	3,207	3,828
Current liabilities	17,658	13,145	17,658	13,145
Non-current liabilities	1,159	1,354	1,159	1,354

Summary of Significant Accounting Policies
The interim consolidated financial statements for the three and six months ended March 31, 2009 and 2008 are unaudited and include all adjustments that management of CGI considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided for the interim periods do not conform in all respects to the requirements of GAAP for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2008. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2008, except for new accounting policies that have been adopted effective October 1, 2008.

Certain comparative figures have been reclassified in order to conform to the current period’s presentation.

Changes in Accounting Policies
The CICA issued the following new Handbook sections, which were effective for interim periods beginning on or after October 1, 2008:

a)
Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new standard. The additional disclosures required because of the adoption of this Section have been included in Note 3, Intangible assets of the Q2 fiscal 2009 unaudited financial statements. As a result of the application of this section, contract costs are now presented under intangible assets.

b)
Section 1400, “General Standards of Financial Statement Presentation”, includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of this new section did not have an impact on the Company’s consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC173”), to be applied without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements. EIC 173 requires the Company to consider the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 in the quarter ended March 31, 2009.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 to the September 30, 2008 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

	Consolidated Balance Sheets	Consolidated Statements of Earnings
Areas Impacted by Estimates		Revenue	Costs of services, selling and administrative	Amortization/Impairment	Income taxes

Goodwill	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock-based compensation	X		X
Investment tax credits and _government programs	X		X
Impairment of long-lived assets	X			X
1: Accounts receivable, work in progress and deferred revenue.

Goodwill
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our three operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as is it influenced by future operating results of the Company and its tax interpretations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.

Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises occupied by the acquired businesses which the Company plans to vacate. The costs of closure of facilities are estimated at the business acquisition date and the adjustments to the initial provision are made as soon as the Company’s management has gathered all the significant information. Key assumptions include discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments was determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises was determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring program.

Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required

Revenue recognition
The majority of our revenue is recognized based on criteria which do not require us to make significant estimates. However, CGI provides services containing other pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative fair value or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.

Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.

Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Investment tax credits and government programs
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.

Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.

Future Accounting Changes
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit Committee.

We have completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. Throughout 2009, we will be conducting the second phase of our plan which encompasses a detailed impact assessment. As implications of the conversion are identified in this phase, the impacts on the other key elements of our conversion plan will be assessed. These key elements include: accounting policy changes, information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

We will continue to report on the key elements and timing of our IFRS implementation plan in our interim MD&A’s throughout fiscal 2009.

In January 2009, the CICA issued the following new Handbook sections:

i)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3, “Business Combinations”. The Section applies prospectively to business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on the consolidated financial statements.

ii)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, which together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27, “Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on the consolidated financial statements.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to the Market
Economic risk – The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.

Risks Related to our Industry
The competition for contracts – CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts – As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles. In the past, we experienced cycles lasting between six and 18 months, which now are between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals – There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training and expertise to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. Such measures could result in increased costs, thereby putting pressure on our margin.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends – The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin, and resulting cash flows from operations.

Infringing on the intellectual property rights of others – Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement, and as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts – Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group.  The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights – Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic.  In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations – The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations – We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Credit risk with respect to accounts receivable – In order to sustain our cash flows and net earnings from operations we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions – Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects.  There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk – If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks – In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts.  In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis.  Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Our partners’ ability to deliver on their commitments – Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk – In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates – In order to maintain our profit margin it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Government business risk – Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government economic sector is very diversified with contracts from many different departments and agencies in the U.S. and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Legal claims made against our work – We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks – Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centers that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation – CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of, our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

Risks associated with acquisitions – A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations – The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks – The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

Integrity of Disclosure
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information system.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as carrying on ongoing discussions with them; g) the review of the audit procedures; h) the review of related party

CGI GROUP INC.

Management’s Discussion and Analysis of Financial Position and Results of Operations
For the second quarter ended March 31, 2009

transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2008 Annual Report, the Company evaluated the effectiveness of its disclosure controls and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2008. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls & procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost Inc., a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents 1.0% of our consolidated total assets and 2.8% of our consolidated revenue as at and for the three months ended March 31, 2009. Please refer to page 20 of this MD&A for supplementary financial information about Innovapost Inc.

For the period begun on October 1, 2008 and ended on March 31, 2009, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

Legal Proceedings
From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. As at March 31, 2009, the Company is involved in claims of approximately $155.0 million and counterclaims exceeding $140.0 million.

CGI GROUP INC.